April 18, 2005



Securities and Exchange Commission
250 Fifth Street N.W.
Washington, DC 20549

Re:  AEI Income & Growth Fund 25 LLC
     Post-Effective Amendment No. 7 to Registration Statement on
     Form SB-2
     File No. 333-99677

Ladies and Gentlemen:

     In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of AEI Income & Growth Fund
25 LLC (the"Company") hereby requests acceleration of effectiveness of Post-Effective Amendment No. 7 to the above Registration Statement (the "Post-Effective Amendment") as soon as practicable on Wednesday, April 20, 2005.

     In accordance with your request, we hereby confirm and acknowledge that:

          1. Should the staff of the Securities and Exchange Commission (the "Commission"), acting pursuant to delegated authority, declare the Post-Effective Amendment effective, it does not foreclose the Commission from taking any action with respect to such Post-Effective Amendment;

          2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Post-Effective Amendment effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Post-Effective Amendment; and

          3. The Company may not assert the Commission's action in declaring the Post-Effective Amendment effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                              Sincerely,

                              AEI INCOME & GROWTH FUND 25 LLC

                              By:  AEI Fund Management XXI, Inc.
                                   Managing Member


                              By: /s/Patrick Keene
                                     Patrick Keene
                                   Chief Financial Officer